Result of Shareholder Votes
The Annual Meeting of Shareholders of the Fund was held on April 26, 2012. Common shareholders voted on the election of Trustees.

With regard to the election of the following Trustees by common shareholders of the Fund:

             # of Shares in Favor                                           # of Shares Against                                           # of Shares Withheld
Roman Friedrich III                                           3,366,131                                                            561,006                                                                      58,300
Ronald A. Nyberg                                             3,369,084                                                            560,173                                                                      56,180

The other Trustees of the Fund whose terms did not expire in 2012 are Randall C. Barnes, Ronald E. Toupin, Jr., Robert B. Karn III and Donald C. Cacciapaglia.